SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to
Rule 13d-1(a) and Amendments Thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 2)1

                                     Macatawa Bank Corporation
(Name of Issuer)

                                     Common Stock, no par value
(Title of Class of Securities)

                           554225 10 2
(CUSIP Number)

Benj. A. Smith, III
106 East Eighth Street
Holland, MI 49423
616-396-0119
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 1, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continues on the following pages)

CUSIP NO. 554225 10 2	13D	Page 2 of 5 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Benj. A. Smith, III
2	Check the Appropriate Box if a Member of a Group (a) (See Instructions) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) Personal Funds
5	Check if disclosure of legal proceeding is required pursuant To Item 2(d) or 2(e).
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 231,235 shares 8 Shared Voting Power 4,677 shares 9 Sole Dispositive Power 164,738 shares 10 Shared Dispositive Power 8,230 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 279,120 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 2.1%
14	Type of Reporting Person (See Instructions) IN

Note: All share ownership information is as of April 9, 2002.

CUSIP NO. 554225 10 2	13D	Page 3 of 5 Pages

Item 1	Security and Issuer.

This Schedule 13D relates to shares of the common stock (the “Common Stock”), of Macatawa Bank Corporation, a Michigan corporation (the “Issuer”), whose principal executive offices are located at 51 East Main Street, Zeeland MI 49464.

Item 2	Identity and Background.

(a)      This Schedule 13D is being filed by Benj. A. Smith, III.

(b)      The address of Mr. Smith is 106 East Eighth Street, Holland, Michigan 49423.

(c)      Benj. A. Smith, III is a director and officer of the Issuer. Mr. Smith's principal occupation is sole owner and President of Smith & Associates Investment Management Services, an investment advisory firm.

(d)      During the last five years, Benj. A. Smith, III has not been convicted in a criminal proceeding.

(e)      During the last five years, Benj. A. Smith, III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Benj. A. Smith, III is a citizen of the United States.

Item 3	Source and Amount of Funds or Other Consideration.

Mr. Smith acquired 68,433 shares of Common Stock for $730,242.50. All purchases were paid for with personal funds. On 7/18/01 2,446 of these shares, previously held jointly by Mr. Smith and his daughter, were transferred into the daughter’s sole name, leaving a balance of 65,987 shares in Mr. Smith’s name.

During 1997, 20,000 shares were acquired at a cost of $200,000.

The following acquisitions occurred during 1998:
04/01 - 3,000 shares, 15% stock dividend, no cost
04/01 - 2,450 shares, $24,500 cost (1,450 shares transferred to daughter's name 07/18/01)
04/07 - 5,000 shares, $50,000 cost
04/15 - 7,500 shares, $75,000 cost
07/08 - 600 shares, $8,760 cost
07/28 - 5,000 shares, $78,125 cost

The following purchases occurred during 1999:
05/11 - 450 shares, $6,293.75 cost (200 shares transferred to daughter's name 07/18/01)
06/02 - 1,025 shares, $13,107.75 cost (725 shares transferred to daughter's name 07/18/01)
06/04 - 14,499 shares, $184,862.25 cost
06/07 - 6,250 shares, $79,687.50 cost
11/29 - 350 shares, $5,118.75 cost

The following purchases occurred during 2000:
01/10 - 68 shares, $1,512.50 cost
05/03 - 250 shares, $3,275 cost

The following acquisitions occurred during 2001:
05/04 - 1,991 shares, 3% stock dividend, no cost (71 shares transferred to daughter's name 07/18/01)
No acquisitions or sales have occurred during 2002.

CUSIP NO. 554225 10 2	13D	Page 4 of 5 Pages

Benjamin A. Smith III is the controlling shareholder of Smith & Associates, an investment advisory firm, and Smith & Associates has voting power with respect to 106,152 shares of Macatawa Bank Corporation common stock owned by its clients.

Members of Mr. Smith's immediate family own an additional 75,051 shares of Macatawa Bank Corporation common stock.

Item 4	Purpose of Transaction.

The Common Stock was purchased for investment purposes.

This Amendment is being filed as a result of a change in Mr. Smith’s percentage ownership following the Company’s recent issuance of additional shares.

Item 5	Interest in Securities of the Issuer:

(a)      Mr. Smith owns beneficially 279,120 shares, which is 3.6% of the outstanding shares of Macatawa Bank Corporation Common Stock. The total includes options to purchase 31,930 shares. All share ownership information is as of April 9, 2002.

(b)      Mr. Smith has sole voting power with respect to 231,235 shares, shared voting power with respect to 4,677 shares, sole dispositive power with respect to 164,738 shares, and shared dispositive power with respect to 8,230 shares.

(c)      Not applicable.

(d)      Not applicable.

(e) Mr. Smith ceased to be the beneficial owner of more than 5% of the outstanding shares of Macatawa Bank Corporation Common Stock on April 1, 2002.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Pursuant to the Issuer’s Stock Incentive Plan, the Issuer has granted Mr. Smith options to purchase 31,930 shares of the Issuer’s Common Stock, all of which are currently exercisable.

Item 7	Materials to be filed as Exhibits:

*Exhibit 1	Macatawa Bank Corporation Stock Compensation Plan, incorporated by reference to Exhibit 10.1 to the Macatawa Bank Corporation Registration Statement on Form SB-2 (Registration No. 333-45755).

Exhibit 2	Macatawa Bank Corporation 1998 Directors’ Stock Option Plan, incorporated by reference to Exhibit 10.2 to the Macatawa Bank Corporation Registration Statement on Form SB-2 (Registration No. 333-45755).

*Previously filed

SIGNATURE:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2002

                                                                                                                                                /s/ Benj. A. Smith III
                                                                                                                                               Benj. A. Smith, III